# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NextDecade Corp, CIK 0001612720
CUSIP: 65342K105
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1000 Louisiana Street, Suite 3300, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 03/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002121665

## Reporting persons
- GASC GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,881,565; sole dispositive power 0; shared dispositive power 16,881,565; aggregate amount beneficially owned 16,881,565 (6% of the class)
- General Atlantic Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,881,565; sole dispositive power 0; shared dispositive power 16,881,565; aggregate amount beneficially owned 16,881,565 (6% of the class)
- GAP Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,881,565; sole dispositive power 0; shared dispositive power 16,881,565; aggregate amount beneficially owned 16,881,565 (6% of the class)
- Atlantic Park UGP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,881,565; sole dispositive power 0; shared dispositive power 16,881,565; aggregate amount beneficially owned 16,881,565 (6% of the class)
- Atlantic Park Strategic Capital Fund II GP, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,881,565; sole dispositive power 0; shared dispositive power 16,881,565; aggregate amount beneficially owned 16,881,565 (6% of the class)
- Atlantic Park Strategic Capital Master Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,495,310; sole dispositive power 0; shared dispositive power 8,495,310; aggregate amount beneficially owned 8,495,310 (3% of the class)
- Atlantic Park Strategic Capital Parallel Master Fund II, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,386,255; sole dispositive power 0; shared dispositive power 8,386,255; aggregate amount beneficially owned 8,386,255 (3% of the class)
- APSC II Holdco I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,495,310; sole dispositive power 0; shared dispositive power 8,495,310; aggregate amount beneficially owned 8,495,310 (3% of the class)
- APSC II Holdco II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,386,255; sole dispositive power 0; shared dispositive power 8,386,255; aggregate amount beneficially owned 8,386,255 (3% of the class)

## Item 1. Issuer
Name of issuer: NextDecade Corp
Address of issuer's principal executive offices: 1000 LOUISIANA STREET, SUITE 3300, HOUSTON, TX 77002

## Item 2. Person Filing
Name of person filing:
This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) GASC GP, LLC ("GASC GP")
(ii) General Atlantic Partners, L.P. ("GAP LP")
(iii) GAP Holdings GP, LLC ("GAP Holdings GP")
(iv) Atlantic Park UGP, LLC ("AP UGP")
(v) Atlantic Park Strategic Capital Fund II GP, L.P. ("Atlantic Park II")
(vi) Atlantic Park Strategic Capital Master Fund II, L.P. ("AP Master Fund II")
(vii) Atlantic Park Strategic Capital Parallel Master Fund II, L.P. ("AP Parallel Fund II")
(viii) APSC II Holdco I, L.P. ("APSC II Holdco I"); and
(ix) APSC II Holdco II, L.P. ("APSC II Holdco II").
Address of principal business office or, if none, residence: The address of GASC GP, GAP LP and GAP Holdings GP is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The address of APSC Holdco I, APSC Holdco II, AP Parallel Fund II, AP Master Fund II, Atlantic Park II and AP UGP is c/o General Atlantic Credit, 55 East 52nd St, 33rd Floor, New York, NY 10055.
Citizenship: See Row (4) of each Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of March 24, 2025, the Reporting Persons owned the following number of shares of Common Stock, par value $0.0001 per share (the "common stock"), of NextDecade Corporation (the "Company"):

(i) GASC GP, LLC owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock.
(ii) GAP LP owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock.
(iii) GAP Holdings GP owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock.
(iv) AP UGP owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock.
(v) Atlantic Park II owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock.
(vi) AP Master Fund II owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock.
(vii) AP Parallel Fund II owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock.
(viii) APSC II Holdco I owned of record 8,495,310 shares of common stock or 3.0% of the issued and outstanding shares of common stock.
(ix) APSC II Holdco II owned of record 8,386,255 shares of common stock or 3.0% of the issued and outstanding shares of common stock.

The limited partner of APSC II Holdco I that shares beneficial ownership of the shares of common stock held by APSC II Holdco I is AP Master Fund II. The limited partner of APSC II Holdco II that shares beneficial ownership of the shares of common stock held by APSC II Holdco II is AP Parallel Fund II. The general partner of APSC II Holdco I, APSC II Holdco II, AP Master Fund II and AP Parallel Fund II is Atlantic Park II. The General Partner of Atlantic Park II is AP UGP. GAP Holdings GP is the sole member of AP UGP. GAP LP is the sole member of GAP Holdings GP. The general partner of GAP LP is GASC GP, LLC which is controlled by the Partnership Committee of GASC MGP, LLC (the "Partnership Committee").

By virtue of the foregoing, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares that each owns of record. As of the date hereof, there are six members of the Partnership Committee. Each of the members of the Partnership Committee disclaims ownership of the shares of common stock reported herein except to the extent he has a pecuniary interest therein. The name, the address and the citizenship of each of the members of the Partnership Committee as of the date hereof is attached hereto as Schedule A and is hereby incorporated by reference.

Amount Beneficially Owned: By virtue of the relationship described above, each of the Reporting Persons may be deemed to beneficially own the shares of common stock indicated on row (9) on such Reporting Person's cover page included herein.

APSC II Holdco I will have the right to acquire 8,495,310 common shares upon the conversion of $80,705,443 principal amount of convertible loans at an exchange price of $9.50 per share (the "Convertible Loans") on or after May 16, 2026.

APSC II Holdco II directly holds 8,386,255 warrants which are currently exercisable to acquire 3,579,499 shares of common stock currently exercisable at an exercise price of $7.15 per share (subject to adjustment), 3,579,499 shares of common stock at an exercise price of $9.30 per share (subject to adjustment) and 1,227,527 shares of common stock at an exercise price of $9.30 per share (subject to adjustment) (the "Warrants").
Percent of class: The percentages used herein are calculated based upon on an aggregate of 281,811,630 shares of common stock, consisting of (i) 264,930,065 shares of common stock reported by the Company to be outstanding as of February 20, 2026 reflected in the Company's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 2, 2026, (ii) 8,495,310 shares of common stock issuable upon the conversion of the Convertible Loans and (iii) 8,386,255 issuable upon the exercise of the Warrants.
Sole power to vote or to direct the vote: Each of the Reporting Persons may be deemed to have the sole power to direct the voting of the shares of common stock indicated on Row (5) of each such Reporting Person's cover page included herein.
Shared power to vote or to direct the vote: Each of the Reporting Persons may be deemed to share the power to direct the voting of the shares of common stock indicated on Row (6) of each such Reporting Person's cover page included herein.
Sole power to dispose or to direct the disposition: Each of the Reporting Persons may be deemed to have the sole power to direct the dispositions of the shares of common stock indicated on Row (7) of each such Reporting Person's cover page included herein.
Shared power to dispose or to direct the disposition: Each of the Reporting Persons may be deemed to share the power to direct the dispositions of the shares of common stock indicated on Row (8) of each such Reporting Person's cover page included herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2, which states the identity of the members of the group filing this Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- GASC GP, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director (03/24/2026)
- General Atlantic Partners, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GASC GP, LLC, its general partner (03/24/2026)
- GAP Holdings GP, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic Partners, L.P., its sole member (03/24/2026)
- Atlantic Park UGP, LLC: /s/ George Fan, George Fan, Authorized Signatory (03/24/2026)
- Atlantic Park Strategic Capital Fund II GP, L.P.: /s/ George Fan, George Fan, Authorized Signatory of Atlantic Park UGP, LLC, its general partner (03/24/2026)
- Atlantic Park Strategic Capital Master Fund II, L.P.: /s/ George Fan, George Fan, Authorized Signatory of Atlantic Park UGP, LLC, its general partner (03/24/2026)
- Atlantic Park Strategic Capital Parallel Master Fund II, L.P.: /s/ George Fan, George Fan, Authorized Signatory of Atlantic Park UGP, LLC, its general partner (03/24/2026)
- APSC II Holdco I, L.P.: /s/ George Fan, George Fan, Authorized Signatory of Atlantic Park UGP, LLC, the GP of Atlantic Park Strategic Capital Fund II GP, L.P., its GP (03/24/2026)
- APSC II Holdco II, L.P.: /s/ George Fan, George Fan, Authorized Signatory of Atlantic Park UGP, LLC, the GP of Atlantic Park Strategic Capital Fund II GP, L.P., its GP (03/24/2026)